UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VIVAKOR, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92852R 106
(CUSIP Number)

Tannin J. Fuja	Christopher A. Wilson, Esq.
2590 Holiday Road, Suite 100	Wilson, Haglund & Paulsen, P.C.
Coralville, IA 52241	9110 Irvine Center Drive
(319) 625-2172	Irvine, CA 92618
(949) 752-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   92852R 106

1	NAME OF REPORTING PERSON. Tannin J. Fuja I.R.S. Identification Nos. of Above Person (entities only). N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		16,975,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,975,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

16,975,000 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92852R 106

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Vivakor, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2590 Holiday Road, Suite 100, Coralville, IA  52241.

Item 2.  Identity and Background.

2.1           Tannin J. Fuja

(a) The name of the person filing this statement is Tannin J. Fuja, an officer and director of the Issuer. (“Reporting Person”).

(b) The Reporting Person’s principal office address is 2590 Holiday Road, Suite 100, Coralville, IA  52241.

(c) Reporting Person’s principal occupation is the co-Founder, President, Chief Executive Officer and Director of the Issuer. The principal office address where such occupation is conducted is 2590 Holiday Road, Suite 100, Coralville, IA  52241.

(d) During the past five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Reporting Person being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The purchase of an aggregate initial 7,000,000 shares of Common Stock, which became 16,975,000 shares of Common Stock after a stock split of the Issuer occurring on September 5, 2008, that are the subject of this filing, were paid for in personal funds in the amount of $7,000.00, by Tannin J. Fuja as a co-Founder of Vivakor, Inc.

Item 4.  Purpose of Transaction.

The acquisition of the securities by Reporting Person, which occurred prior to the Issuer becoming a public reporting company, was for general investment and company start-up purposes.

(a-j) Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person’s percentage ownership of Common Stock is based on 50,225,875 shares being outstanding. The Reporting Person beneficially owns 16,975,000 shares of Common Stock of the Issuer equivalent to approximately 33.80% of such class.

CUSIP No.  92852R 106

(b)  The Reporting Person has sole voting and dispositive power over the shares of Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has sole voting and dispositive power over the 16,975,000 shares of Common Stock of the Issuer.

Item 7.   Materials to be Filed as Exhibits.

     Not applicable.

CUSIP No. 92852R 106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 9, 2009

Signature:	/s/ Tannin J. Fuja Tannin J. Fuja